Fursa Alternative Strategies LLC
                                 200 Park Avenue
                                   54th Floor
                               New York, NY 10166


                                January 18, 2007

Via Telecopier and Overnight Courier

The Board of Directors
Integral Systems, Inc.
5000 Philadelphia Way, Suite A
Lanham, MD   20706-4417

Attention: Elaine M. Brown, Secretary

RE: Challenges Confronting Integral Systems, Inc. (the "Company")

As the Company's largest shareholder, Fursa wants to be clear with the Board on where we stand on the most significant issues facing the Company.

First, we have had repeated discussions with the Board about improving the Company's corporate governance. The Board continues to be saddled by the entrenchment mechanisms put in place as the last gasp of the desperate, disgraced CEO, Steven Chamberlain. This at the same time as the Company continues to pay that former CEO's right hand man for not coming to work. This is in distinct contrast with most public companies which have seriously exerted themselves to live up to the corporate governance reforms of the post Sarbanes-Oxley era. We believe that the Board is in great danger of missing a critical opportunity to turn the page on the Chamberlain era by instituting reforms that will positively impact the market price of the stock.

Additionally, we find it incomprehensible that the Board has to date not taken any effective action to increase shareholder value. In response to a failed auction of the Company, for almost 3 months we have called for a leveraged recapitalization of the Company. This while, after hitting a high of $33.55 per share, the Company's stock has dropped almost 30% at a cost to the shareholders of in excess of $100 million. As you know, we believe that our proposal would be beneficial to all shareholders by providing an opportunity for those so choosing to realize liquidity at a premium to the current stock price on some portion of their holdings. The analysis which we provided you indicates the proposed transaction would be accretive to the Company's earnings per share while at the same time optimizing its capital structure.

Based upon our conversations with other shareholders that we have communicated to the Board, we believe a majority of the Company shareholders support an immediate declassification of the Board and a leveraged recapitalization of the Company. We are shocked that the Board continues to ignore the will of the shareholders. This at the same time that a member of management and a member of the Board, each owning very little stock, have been selling into the market. The Board's continued inaction raises the question: Are the inmates still running the asylum? When will the Board step up and take back control of this Company from a recalcitrant management who learned these skills at the knee of the master, their former CEO?

We continue to reiterate our standing offer to meet with the entire Board to discuss the merits of our recapitalization proposal and the specific steps that should be taken to make the Company a positive example of corporate governance reform.

We trust we will be able to meet with the Board soon to discuss these challenges in great detail.

Very truly yours,

Fursa Alternative Strategies, LLC





By:  /s/ William F. Harley, III
    -------------------------------

     William F. Harley, III
     Chief Investment Officer